[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

1(212) 318-6063
thomaspeeney@paulhastings.com

June 8, 2011	72718.00003

VIA EDGAR

Vincent J. Di Stefano, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	The Henssler Funds, Inc. (the “Company”)
File Nos.: 333-46479 and 811-08659

Dear Mr. Di Stefano:

This letter responds to your oral comments communicated to the undersigned on May 17, 2011 with respect to Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A (the “Registration Statement”) of The Henssler Equity Fund (the “Fund”), a series of the Company, which was filed with the Securities and Exchange Commission on April 1, 2011 pursuant to paragraph (a) of Rule 485 of the Securities Act of 1933 (SEC Accession No. 0001398344-11-000741).

The Fund’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  Any references to page numbers refer to the current filing.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Comment 1.  On Page 1, under the table in the section entitled “Fees and Expenses of the Fund,” you have requested that the Fund explain the nature of the subcaption under “Other Expenses,” entitled “Operating Services Fee.”

Response 1.   As background, the Registration Statement was filed to add an institutional class of shares (the “Institutional Class”) to the Fund.  On June 6, 2011, the Fund’s previously unnamed class of shares was reclassified as investor class shares (the “Investor Class”).  The Investor Class shares will be offered by a separate Prospectus until the Registration Statement for the Institutional Class shares will be incorporated into and combined with the definitive 485(b) filing for the Fund’s annual registration statement update.

Securities and Exchange Commission
June 8, 2011

Under 3(c)(iii) of the Instructions to Item 3 of Form N-1A, a fund may subdivide “Other Expenses” into no more than three subcaptions that identify the largest expense or expenses comprising “Other Expenses,” but must include a total of all “Other Expenses.”  In the table, the “Operating Services Fee” expense line item reflects the fees that the Fund will pay to the Adviser under the Operating Services Agreement.  Under the Operating Services Agreement, the Fund will pay the Adviser at the annual rate of 0.20% of the Fund’s average daily net assets of the Institutional Class shares, payable on a monthly basis.  Similarly, under the Operating Services Agreement, the Fund will continue to pay the Adviser at the annual rate of 0.70% of the Fund’s average daily net assets of the Investor Class shares, payable on a monthly basis.  The Prospectus has been revised to include, in addition to the “Operating Services Fee” subcaption, an expense line item captioned “Total of all Other Expenses” in the table.

Comment 2.   On Page 2, under the section entitled “Principal Investment Strategies of the Fund,” you have requested that the Fund clarify whether the Fund’s strategy to invest more than 90% of its assets in common stocks of companies identified by the Adviser is based on total assets or net assets (plus any borrowings for investment purposes).

Response 2.   The Fund invests more than 90% of its total assets in common stocks of companies identified by the Adviser.  The Prospectus disclosure has been revised accordingly.

Comment 3.   On Page 2, under the section entitled “Principal Risks of Investing in the Fund,” you have requested that the Fund include “value style” investing risk, as appropriate.

Response 3.   The Prospectus disclosure has been revised to include “value style” investing risk in response to this comment.

Comment 4.   On Page 3, under the section entitled “Performance,” you have requested that the Fund provide a brief explanation of how the information in the bar chart and table required by paragraphs (b)(2)(ii) and (iii) of Item 4(b)(2) of Form N-1A illustrates the variability of the Fund’s returns.

Response 4.   The Prospectus disclosure has been revised accordingly.

Statement of Additional Information

Comment 5.   On Page 4, under the section entitled “Investment Restrictions,” you have requested that the Fund revise the investment restriction disclosure that it may not “[i]nvest 25% or more of its total assets in the securities of issuers in any particular Standard & Poor’s 500 industry sector” to conform with the Global Industry Classification Standard (GICS®) classification methodology.

Securities and Exchange Commission
June 8, 2011

Response 5.   The Fund respectfully submits that the restrictions and policies relating to the investment of its assets and its activities, which are fundamental policies, may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (which for this purpose and under the Investment Company Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares).

Comment 6.   On Page 6, in the table under the section entitled “Management of the Fund,” you have requested that the Fund provide the address for the Directors and principal officers of the Fund.

Response 6.   The Prospectus disclosure has been revised accordingly.

Comment 7.   On Page 6, in the table under the section entitled “Management of the Fund,” you have requested that the Fund include other directorships held by the Directors “during the past five years,” if any.

Response 7.   The Prospectus disclosure has been revised accordingly.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Thomas D. Peeney

Thomas D. Peeney
for Paul, Hastings, Janofsky & Walker LLP

Enclosures